FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: February 18, 2010
Genesis Lease Limited

(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

On February 18, 2010, AerCap Holdings N.V. (“AerCap”) (NYSE: AER), Genesis Lease Limited (“Genesis”) (NYSE: GLS) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), entered into an amendment (“Amendment No. 2”) to amend a previously announced Agreement and Plan of Amalgamation, dated as of September 17, 2009 (as amended, the “Amalgamation Agreement”), under which Genesis agreed to amalgamate with AerCap International in a share-for-share transaction (the “Amalgamation”). The resulting amalgamated company will continue as a subsidiary of AerCap. Amendment No. 2 amends section 6.14 of the Amalgamation Agreement to provide for the initial voting on Genesis’ nominees to AerCap’s board of directors to take place at the 2010 annual general meeting rather than at an extraordinary general meeting.
The foregoing summary of Amendment No. 2 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2 furnished herewith as Exhibit 99.1, which is incorporated herein by reference.

Exhibit	Title

99.1	Amendment No. 2 to the Agreement and Plan of Amalgamation, dated February 18, 2010, among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 on February 2, 2010, that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: February 18, 2010	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

99.1	Amendment No. 2 to the Agreement and Plan of Amalgamation, dated February 18, 2010, by and among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.

4